CHINA DONGFANG HEALTHCARE GROUP INC.

September 30, 2010

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	China Dongfang Healthcare Group Inc. Registration Statement on Form 10-12G, filed August 2, 2010 File No. 000-54063

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 27, 2010 (the “Comment Letter”), addressed to Xu Jianping, the Chairman, President and Chief Executive Officer of China Dongfang Healthcare Group Inc. (“we”, “our” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on August 2, 2010 of our registration statement on Form 10 under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

References in this response letter to the “Registration Statement” are to our Pre-Effective Amendment No. 1 to the Form 10 (File No. 000-54063), which we filed with the Commission separately via EDGAR today.  In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment.  Page number references contained in the responses below are to the amended Registration Statement.  For the convenience of the Staff, we are enclosing in the Federal Express package four clean and marked copies of the Registration Statement.  The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to our initial filing of the Registration Statement.

No. 8, Shian South Road, Shijing Street, Baiyun District, Guangzhou City
People’s Republic of China  510430

Jeffrey P. Riedler, Assistant Director
September 30, 2010

General

1.           Pursuant to Section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after it was filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to October 1, 2010 to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

RESPONSE:  The Staff’s comment is noted.

2.           Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

RESPONSE:  The Staff’s comment is noted.

Item 1. Business
Guangzhou Dongfang Hospital Co. Ltd., page 4

3.           Please expand your disclosure of your Shareholders’ Voting Proxy Agreement to clarify that the agreement may also be terminated with the consent of Guangzhou Shouzhi Medical Institution Management Co. Ltd., after thirty days written notice.

RESPONSE:  The disclosure on page 5 related to the shareholders’ voting proxy agreement has been revised to clarify that this agreement may also be terminated with the consent of Guangzhou Shouzhi Medical Institution Management Co. Ltd. upon 30 days written notice.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

Our Business Strategy, page 7

4.           You disclose that in 2009, GDH entered into an eight-year exclusive cooperation agreement with Yang Wei, a licensed dentist, and a five-year cooperation agreement with Luo Quanhong to invest in the Guangdong Province Medical Association Medical Center. Please file copies of these agreements pursuant to Item 601(b)(10) of Regulation S-K and expand your disclosure to provide any termination provisions of the agreements. Alternatively, please provide us with an analysis that supports your conclusion that you are not substantially dependent on these agreements.

RESPONSE:  Pursuant to Item 601(b)(10)(i) of Regulation S-K, agreements not made in the ordinary course of business which are material to the registrant must be filed as exhibits to the Registration Statement.  The eight-year exclusive cooperation agreement with Yang Wei and the five-year cooperation agreement with Luo Quanhong were both made in the ordinary course of the Company’s business because they pertain to the Company’s business of operating and managing hospitals in China.  These contracts are not material as revenues generated by the operations covered by each agreement represent less than 2% of the Company’s revenues for the year ended December 31, 2009 and for the six months ended June 30, 2010.  Moreover, because we intend to focus our business primarily on oncology, gynecology, angiocardiopathy and minimally invasive surgery, it is not anticipated that these agreements will contribute a material percentage of the Company’s revenues in future periods.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, contracts that are made in the ordinary course of business may nonetheless be required to be filed if they fall within certain specified categories, including, pursuant to Item 601(b)(10)(ii)(B), any contract upon which the registrant’s business is substantially dependent, unless the contract is immaterial in amount or significance.  The Company does not believe that these agreements are material in amount or significance to our operations, and we are not substantially dependent on these agreements as we do not derive a significant amount of revenue from either agreement.  Furthermore, these agreements are not of the type of ordinary course contract specified in Item 601(b)(10)(ii)(A), (C) or (D) that would otherwise be required to be filed as an exhibit to the Registration Statement.  As a result, the Company does not currently believe that such agreements meet the criteria for filing as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Notwithstanding the fact that the Company does not believe the agreements to be material contracts, the Company has filed copies of each agreement as Exhibits 99.1 and 99.2 to the Registration Statement.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

Operation of Hospitals
Levels and Grades of Hospitals, page 10

5.           Please expand your disclosure to describe the three different levels and the three different grades and how these grades and levels impact your business.

RESPONSE:  Additional and revised disclosure regarding the three different levels and the three different grades of hospitals and their impact on our business has been included on page 10 in response to this comment.

Available Information, page 19

6.           You disclose that you maintain a website at http://www.61160111.cn. It does not appear that this website is currently available. Please advise us of when you expect your website to be available. If you do not expect this website to be available when this registration statement is effective, please expand your disclosure to so disclose.

RESPONSE:  The Company’s web site is currently available.  The web site had been previously deactivated for maintenance purposes.

Item 1A. Risk Factors, page 19

7.           You state that “Our business, financial condition and results of operations could be harmed by . . . other risks that have not been identified or that we may believe are immaterial or unlikely.” It is not appropriate to warn investors about risks that are not described in your document. Please revise to remove these statements.

RESPONSE:  The disclosure regarding unidentified risks has been deleted from page 19.

8.           On page 44, you disclose that there have been proposals by the PRC government to separate pharmacies and the sale of medication from hospitals, Furthermore, you state that patient service fees are generally very low, such fees alone would be insufficient to maintain and operate hospitals and, if such separation does occur, your operations may be adversely affected. Please expand your disclosure to include a separately headed risk factor that discloses the related risks to your business. Please quantify the amount and percentage of revenues and gross profit that was derived from the sale of medication as of your most recent quarter ended and as of the fiscal year ended December 31, 2009.

RESPONSE:  A new risk factor has been added on page 22 in response to this comment.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

9.           On page 50, you disclose that your effective tax rate for 2009 was 4.5%, however, you expect your overall effective income tax rate to be approximately 25% in 2010, as GDH will be a for-profit entity for all of 2010.  Please expand your disclosure to include a separately headed risk factor that discloses the effect of this tax rate on your business and results of operations.

RESPONSE:  A new risk factor has been added on page 39 in response to this comment.

Risks Related to Our Corporate Structure, page 32

10.           We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations.  Without identifying people by name, for each person, please tell us:

•	what role he or she takes in preparing your financial statements;
•	what relevant education and ongoing training he or she has had relating to US GAAP;
•	the nature of his or her contractual or other relationship to you;

Jeffrey P. Riedler, Assistant Director
September 30, 2010

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

•	why you believe they are qualified to prepare your financial statements;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Do you have an audit committee financial expert?

If you identify an audit committee financial expert in your filing, please describe his or her qualifications, including the extent of his or her knowledge of US GAAP.

If you do not identify an audit committee financial expert in your filing, please describe the extent of the audit committee’s US GAAP knowledge.  If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of US GAAP.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

RESPONSE:  Generally, we do not maintain our books and records in accordance with U.S. GAAP.  We maintain our daily books and records in accordance with China Accounting Standards.  At the end of each quarter, we make adjustments to our books and records prepared in accordance with China Accounting Standards so that they comply with U.S. GAAP for SEC reporting.  In the conversion process, we make all necessary and appropriate adjustments based upon our knowledge of U.S. GAAP, and these adjustments are then reviewed by our CFO and by our independent certified public accountants.

Our Chief Financial Officer and our financial manager are involved in our preparing financial statements for SEC reporting.  Our Chief Financial Officer is responsible for supervising the preparation of our financial statements.  He is a Certified Public Accountant in China, and he has experience in  the preparation of financial statements that comply with the SEC’s accounting rules as well as U.S. GAAP. His experience includes service as a senior financial officer in another SEC reporting company where he was responsible for the preparation of financial statements for this company during 2006 through 2008. In addition, he continues to supplement his knowledge of U.S. GAAP and receives updates regarding changes to or developments in U.S. GAAP via the Internet on a regular basis.  Our Chief Financial Officer is also studying to obtain the Certified Management Accountant professional designation.  We have entered into an employment contract with our Chief Financial Officer, which expires on October 30, 2010.

Our financial manager has the responsibility for preparing our financial statements in accordance with  U.S. GAAP.  He graduated with a Bachelor of Accounting degree from Central South Finance and Economic University. Our financial manager is a Certified Public Accountant in China and a member of The Association of Chartered Certified Accountants.  He also holds the professional designation of Certified Internal Auditor (CIA).  He served as an auditor in a public accounting firm in China from 2004 to 2008.  He also regularly supplements his knowledge related to U.S. GAAP and receives updates regarding changes to or developments in U.S. GAAP via the Internet.  Our financial manager also has experience in preparing financial statements under U.S. GAAP, as he was previously employed from 2008 to 2010 as an accountant by the Chinese subsidiary of a U.S. reporting company.  We recently entered into a three-year employment agreement with our financial manager, which agreement will expire in April 2013.

We have not at this time retained any accounting firm or other organization or other individuals to prepare our financial statements for SEC reporting purposes.  All of our financial statements that we file with the SEC are reviewed and audited, as appropriate, by our independent public accounting firm, which is registered as such with the Public Company Accounting Oversight Board.  However, we will consider, as appropriate, engaging an accounting firm or other consultant to assist us in this regard.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

In the Registration Statement, we were not required to identify who, if anyone, is an audit committee financial expert.  However, we believe that two of our directors would meet this definition, one of whom is our Chief Financial Officer.  The other director has a degree in accounting, and has ten years of work experience in the financial department for Chinese listed companies.  Such director is very familiar with financial statements and compliance with accounting rules; and she also worked in an investment banking and advisory firm where she participated in the preparation of financial statements for a number of U.S. public companies.  In addition, she regularly attends accounting and auditing seminars on topics such as the differences among IFRS, U.S. GAAP and Chinese GAAP:

Since we were formed in September 2009 and are a smaller reporting company, we currently have not established an audit committee, but we intend to establish an audit committee in the future in connection with any future listing of our common stock on an exchange, or another capital raising transaction pursuant to which we may be required to do so.

Risk Related to Doing Business in China
Fluctuation in the value of the RMB may have a material adverse effect on your investment, page 38

11.           You state that an appreciation of the RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when you translate your U.S. dollar denominated financial assets into RMB, “as the RMB is our reporting currency,” Please revise to clarify that your reporting currency is the U.S. dollar and disclose the effect of translating your RMB denominated financial assets and liabilities into your reporting currency or tell us why your current disclosure is considered appropriate.

RESPONSE:  The disclosure has been revised on page 38 to clarify that our reporting currency is the U.S. dollar and to disclose the effect of translating financial assets and liabilities denominated in RMB.

Item 2.  Financial Information
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Basis of Combination, page 43

Jeffrey P. Riedler, Assistant Director
September 30, 2010

12.           Please revise your disclosure to describe your consolidation policy instead of disclosing a basis of combination.

RESPONSE:  The Company’s consolidation policy is described on page 44.

13.           Please revise your disclosure to indicate that you apply the acquisition method of accounting for business combinations and that you record the identifiable assets acquired and liabilities assumed at their fair values on the acquisition date. In this regard, unlike the purchase method, the acquisition method does not allocate a purchase price to the assets acquired and liabilities assumed; the purchase method included acquisition costs in the purchase price and required an allocation of that total acquisition cost.  Please see ASC 805-10-25-1 and ASC 805-20-25-1.

RESPONSE:  The disclosure has been revised on page 44 to indicate that the Company applies the acquisition method of accounting for business combinations.

Revenue Recognition, page 44

14.           You offer a wide range of medical services in the area of surgery, internal medicine, ophthalmology, orthopedics, oncology, cardiovascular disease, urology, dentistry, gynecology, tocology, pediatrics, traditional Chinese medicine, rehabilitation and emergency care on an inpatient and / or outpatient basis. Please revise your revenue recognition policy to clarify how your fees are structured for medical devices and associated services. For example, disclose whether the fees are set-up for medical devices separately from follow-up and maintenance fees or whether the fees are determined as a single sum for all or some of the devices and services. If the fees are set for multiple product/service components as a group, describe how you allocate and recognize the revenues related to the each revenue component in compliance with ASC 625-25 and quantify service revenues and cost of revenues recognized during each of the periods presented.

RESPONSE:  The disclosure has been revised on page 45 to clarify how fees are structured for medical devices and associated services.

15.           You state on page 8 that you will split revenues from the dental center with Yang Wei, a licensed dentist, and that Mr. Wei has agreed to provide you with a minimum amount of revenue each month. Please revise your disclosure to quantify the principal revenue sources from the dental center, how these revenue sources are allocated, your revenue recognition accounting policy for each of these sources of revenues and the minimum amount of revenue each month.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

RESPONSE:  The disclosure has been revised on pages 45-46 to quantify the principal revenue sources from the dental center, how these revenues sources are allocated, the revenue recognition accounting policy for each of these sources of revenue and the minimum amount of revenue received per month.

16.           You state on page 8 that pursuant to a cooperation agreement with Luo Quanhong you will provide facility, equipment and operating permits to him and that Mr. Quanhong will pay the utilities, taxes and security related to the medical center. Please revise your disclosure to quantify the principal revenue sources for the medical center, how these revenue sources are allocated, your revenue recognition accounting policy for each of these sources of revenues and the minimum amount of revenue each month.

RESPONSE:  The disclosure has been revised on page 46 to quantify the principal revenue sources for the medical center, how these revenue sources are allocated, the revenue accounting policy for each of these sources of revenues and the minimum amount of revenue each month.

17.           You recognize revenues from sale of drugs upon dispensing of drugs to patients. Please disclose how you determined that collectability is assured upon dispensing of the drugs.

RESPONSE:  The disclosure has been revised on page 45 to describe how GDH determined the collectability is assured in connection with the dispensing of drugs.

Accounts Receivable and Allowance for Doubtful Accounts, page 44

18.           Please disclose the accounts receivables days sales outstanding for each period presented.  Disclose the reasons for any significant changes from the prior period.

RESPONSE:  The disclosure has been revised on page 48-49 to include the accounts receivable days sales outstanding for each period and any significant change from the prior period.

19.           You disclose that for patients covered by government programs and private insurers you record the net amount expected to be received and require the patient to pay the difference between the gross charge and the expected reimbursement in cash at the time of service. Please disclose the differences between the expected amounts to be received and the actual amounts received for all periods presented.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

RESPONSE:  The disclosure has been revised on page 48 to include the differences between the expected amounts to be received and the actual amounts received from the government programs and private insurers for all periods presented.

20.           Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable, The aging schedule may be based on management’s own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.

RESPONSE:  The disclosure has been revised on pages 47-48 to present in tabular form the payor mix concentrations and related aging of accounts receivable.

Liquidity and Capital Resources
Summary of cash flows, page 50

21.           Please expand your discussion to address material changes in the underlying drivers of cash flows.  In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows.

RESPONSE:  The disclosure has been revised on pages 60-62 to address material changes in the underlying drivers of cash flows.

Item 3. Properties, page 57

22.           Please expand your disclosure to disclose the expiration date of your right to occupy the property upon which GDH is located.

RESPONSE:  The disclosure on page 70 has been revised to indicate the expiration date of our right to occupy the property upon which GDH is located.

Item 5. Directors and Executive Officers, page 58

23.           Please revise your disclosure to provide the information required by Item 401(e) of Regulation S-K for Ms. Liu. This disclosure should briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure.

RESPONSE:  The requested disclosure has been added on page 72.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

Item 6. Executive Compensation
Narrative Disclosure to the Summary Compensation Table, page 60

24.           On page 16 you disclose that the Employment Contract Law of the PRC requires employers to provide written contracts to their employees, however, you disclose here that you have not entered into an employment agreement with Mr. Xu. Please advise us whether you believe that is consistent with the Employment Contract Law of the PRC, and if so, how. If not, please disclose the potential impact and consequences on your business.

RESPONSE:  The disclosure has been revised on page 73 to clarify that Mr. Xu is subject to a written employment agreement with GDH and to briefly summarize the material terms of that agreement with Mr. Xu.  A copy of this employment agreement has also been filed with the SEC as Exhibit 10.10 to the Registration Statement.

Director Compensation, page 60

25.           Please revise your disclosure to provide the table and narrative description required by Item 402(r) of Regulation S-K.  Pursuant to Item 402(r)(2)(i), the table should include the name of each director unless such director is also a named executive officer under paragraph (m) of this Item and his or her compensation for service as a director is fully reflected in the Summary Compensation Table pursuant to paragraph (n) of this Item. It appears that Mr. Wu, Mr. Li, Ms. Fu and Ms. Liu are each a director and executive officer, but not a named executive officer of the company. Please revise to include each person’s compensation under the column “All Other Compensation” and provide the material terms of each of the employment agreements in a narrative disclosure following the table.

RESPONSE:  The disclosure on page 73 indicates that Mr. Xu, who was the sole director of the Company during 2009, did not receive any compensation for serving in that role for the year ended December 31, 2009.  Furthermore, because no person referred to in Comment 25 (other than Mr. Xu) served as a director of the Company during 2009, compensation information regarding such other directors is not required under Item 402(r).  Based on the foregoing, we respectfully submit that the director compensation table is neither necessary nor required.

Item 7.  Certain Relationships and Related Transactions, and Director Independence Certain Relationships and Related Transactions, page 62

26.           Please file copies of the agreements that relate to the following transactions:

Jeffrey P. Riedler, Assistant Director
September 30, 2010

•	Loans from Mr. Xu;

•	Lock-up agreement with Messrs. Xu and Lam and Elegant Capital executed as part of the share exchange; and

•	Loans to and from the Development Zone Hospital.

RESPONSE:  Prior to the filing of the initial Registration Statement, the loans between GDH and each of Mr. Xu and the Development Zone Hospital had not been committed to writing. The material terms of these loans were described on pages 74 and 75 of the Registration Statement.  GDH has since entered into written loan agreements with each of Mr. Xu and the Development Zone Hospital, which have been filed with the SEC as Exhibits 10.11, 10.12 and 10.13 to the Registration Statement. The Lock-Up Agreement, dated April 30, 2010, by and among the Company, Mr. Xu, Lam Wai Chuen and Elegant Capital Holdings Limited, has been filed with the SEC as Exhibit 4.6 to the Registration Statement.

Loan from and to the Development Zone Hospital, page 62

27.           On page 53, you disclose that GDH’s obligation with the Development Zone Hospital was increased by $147,674 during the year ended December 31, 2008. This does not appear to be consistent with the table provided on page 62.  Please revise or advise us why you believe this information is consistent.

RESPONSE:   The disclosure on page 63 has been revised to reflect that the obligation with the Development Zone Hospital decreased by $142,009 during the year ended December 31, 2008.

Founders and Control Persons, page 62

28.           Please expand your disclosure to disclose the information required by Item 404 of Regulation S-K in this section rather than referencing the information from your business section.  Please include in this disclosure the name of each related person and such person’s interest in each transaction.

RESPONSE:  The requested disclosure has been added on page 75 in response to this comment.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

Item 10. Recent Sales of Unregistered Securities, page 63

29.           In this section, you reference “Item 1. Business — Formation Transactions.” This subsection does not appear in this Form 10. Please revise to reference the correct subsection of the registration statement.

RESPONSE:  The cross-reference has been revised on page 76 in response to this comment.

Financial Statements
For the Three Months Ended March 31, 2010
Condensed Combined Financial Statements (Unaudited)

30.           Please provide updated consolidated financial statements pursuant to Rule 3-12 of Regulation S-X.  In doing so, please revise your disclosures to include a footnote on your principles of consolidation.

RESPONSE:  Unaudited financial statements for the six months ended June 30, 2010 pursuant to Rule 8-03 of Regulation S-X are included on pages F-2 to F-9.  Note 1(C) of the Notes to the Condensed Consolidated Financial Statements on page F-6 includes disclosure related to the principles of consolidation.

Combined Statements of Cash Flows, page F-4

31.           The cash paid for interest expense of $185,030 and $0 for the three months ended March 31, 2010 and 2009 does not reconcile with the interest expense recognized on the combined statements of operations for the same periods.  Please revise as necessary.

RESPONSE:  Cash paid for interest expense of $185,030 for the three months ended March 31, 2010 consists of interest expense on a note payable of $9,490 and interest of $175,540 paid to a stockholder, which interest expense was accrued and recognized on the combined statements of operations for the year ended December 31, 2008.  As of March 31, 2010, the accrued interest for the year ended December 31, 2009 and for the three months ended March 31, 2010 has not been paid to the stockholder.  The June 30, 2010 financial statements included in the Registration Statement reflect our response to this comment.

32.           Please revise your interim financial statement disclosures based on the succeeding comments, as applicable.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

RESPONSE:  Where appropriate, and except as otherwise described in our responses to the succeeding comments, the interim financial statement disclosures have been revised as a result of the comments described below.

Audited Condensed Combined Financial Statements as at December 31, 2009
Summary of Significant Accounting Policies and Organization

33.           You disclose on page 18 that you have not obtained medical malpractice insurance coverage for your physicians and GDH and that you would be directly responsible for any medical malpractice committed by any of your employees.  Please disclose your self-insurance coverage accounting policy and disclose your loss reserves to cover estimated future losses for medical malpractice claims.

RESPONSE:  In light of the Staff’s comment, the disclosure on page F-21 of the audited combined financial statements has been revised to include disclosure regarding the Company’s self-insurance coverage accounting policy and loss reserves that cover estimated future losses for medical malpractice claims.  Since this policy has not materially changed from December 31, 2009, no disclosure was included in the Company’s unaudited interim condensed consolidated financial statements.

(B) Organization, page F-15

34.           You state that because both companies engaged in the April 30, 2010 share exchange are under common control, the exchange of shares has been accounted for as a reorganization of entities under common control and the combined financial statements were prepared as if the reorganization occurred at the beginning of the first period presented. Please revise your disclosure to include a detailed discussion of the accounting for the share exchange. Your disclosure should indicate whose historical financial statements are included in the filing for the periods prior to the date of the share exchange.  Please also clarify who is the accounting acquirer and disclose whether you have retroactively adjusted the historical stockholders’ equity of the accounting acquirer.

RESPONSE:  The disclosure has been revised on page F-5 of the unaudited interim condensed consolidated financial statements and page F-16 of the audited combined financial statements to include a detailed discussion of accounting for the share exchange, to clarify the identity of the accounting acquirer and to disclose information regarding adjustments to historical stockholders’ equity of the accounting acquirer.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

35.           You state that in following the guidance in ASC 810, you have identified GDH as a variable interest entity, and your wholly owned subsidiary, Winmark through Shouzhi as the primary beneficiary. Accordingly, you have included this variable interest entity in your combined financial statements. Please provide us with the analysis that you performed in reaching this conclusion and identify the specific provisions within the agreements that support your conclusion. Tell us of any regulations imposed or entitlements held by governing authorities in the Peoples Republic of China that may inhibit your ability to exercise effective control of this entity, not withstanding your contractual agreements. Please disclose the significant judgments and assumptions made in determining that consolidation is required. Please ensure that you provide all applicable disclosures pursuant to ASC 810-10-50-2AA through ASC 810-10-50-2AB.

RESPONSE:  The disclosure has been revised on page F-8 of the unaudited interim condensed consolidated financial statements and page F-21 of the audited combined financial statements to provide a description of the analysis performed with respect to the consolidation.

We note that a description of legal limitations on the Company’s ability to exercise its rights under the operative variable interest entity documentation has been provided in the Registration Statement, including, for example, on pages 5 and 34.

36.           Please disclose the amount and form of any consideration negotiated in conjunction with the contractual agreements between Guangzhou Shouzhi Medical Institution Management Co. Ltd and GDH. Please also disclose the ownership of these two entities prior to entering into the contractual arrangements.

RESPONSE:  The disclosure has been revised on page F-8 of the unaudited interim condensed consolidated financial statements and F-21 of the audited combined financial statements to include the amount in form of consideration negotiated in the agreement between the management company and GDH, as well as the ownership of these entities prior to entering into the contractual arrangements.

Land Use Rights, net, page F-21

37.           Please disclose your aggregate amortization expense for each of the five succeeding fiscal years as required by paragraph ASC 350-30-50-2.

RESPONSE:  The disclosure has been revised in the audited combined financial statements on page F-22 with respect to the aggregate amortization expense for each of the five succeeding fiscal years.  Because the land use rights footnote does not appear in our unaudited interim condensed consolidated financial statements, we have not made this change to those financial statements.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

Signatures

38.           Please sign and date your registration statement.

RESPONSE:  The Registration Statement as originally filed was in fact signed and dated, but the EDGAR version inadvertently omitted the conformed signature and date.  We have included this conformed signature and date to Pre-Effective No. 1 to the Registration Statement.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Registration Statement or any of our responses to the Comment Letter, please do not hesitate to contact Jeffrey M. Taylor of Blank Rome LLP, our outside legal counsel, at (215) 569-5579, or in his absence, please contact Jeffrey A. Rinde of Blank Rome LLP, at (212) 885-5335.

Jeffrey P. Riedler, Assistant Director
September 30, 2010

Sincerely,

CHINA DONGFANG HEALTHCARE GROUP INC.

By:	/s/ Xu Jianping
Xu Jianping
Chairman, President and Chief Executive Officer

cc:	Jennifer Riegel, Esq. Ibolya Ignat Gus Rodriguez Jeffrey A. Rinde, Esq. Jeffrey M. Taylor, Esq.